Foghorn Taproom

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	1,610,659.52
Sales Tax	-125,639.00
Total Sales	**1,485,020.52**
Total Income	**$1,485,020.52**
Cost of Goods Sold	
COGS - Beer & Wine	124,715.91
COGS - Food	390,173.92
Total Cost of Goods Sold	**$514,889.83**
GROSS PROFIT	**$970,130.69**
Expenses	
100 Payroll Expenses	
101 Wages	660,277.17
103 Health Insurance	36,231.96
104 Workers Comp Insurance	24,549.62
105 Payroll Taxes - Employer	56,101.00
Total 100 Payroll Expenses	**777,159.75**
200 Rent or Lease	
201 Rent	79,848.00
202 Dishwasher Rental	3,862.36
203 Fridge Rental	2,750.00
Total 200 Rent or Lease	**86,460.36**
300 Utilities	
Garbage	12,310.48
Internet	3,765.92
PG&E	26,749.69
Water	6,588.52
Total 300 Utilities	**49,414.61**
400 Bank Charges	
Bank Fees	60.00
Interest Expense	4,286.94
Total 400 Bank Charges	**4,346.94**
500 Repairs & Maintenance Services	
Janitorial Services	22,575.00
Outside Services	7,077.76
Repairs & Maintenance	5,472.84
Total 500 Repairs & Maintenance Services	**35,125.60**

Foghorn Taproom

Profit and Loss
January - December 2021

	TOTAL
600 Dues & Subscriptions	
DirectTV	4,011.78
Music	433.29
POS	2,905.00
Quickbooks	890.00
Total 600 Dues & Subscriptions	**8,240.07**
700 Depreciation & Amortization Expense	55,973.00
800 Taxes & Licenses	
Franchise Tax	800.00
Local Taxes	2,603.07
Permits & Licenses	655.00
Property Tax	2,539.31
Total 800 Taxes & Licenses	**6,597.38**
Advertising/Marketing/Promotional	1,474.88
Legal & Professional Services	2,162.00
Liability Insurance	4,067.76
Supplies & Materials	19,005.20
Travel	1,841.39
Total Expenses	**$1,051,868.94**
NET OPERATING INCOME	**$ -81,738.25**
Other Income	
Interest Earned	14.02
PPP Loan Forgiveness	99,402.12
Total Other Income	**$99,416.14**
NET OTHER INCOME	**$99,416.14**
NET INCOME	**$17,677.89**

Foghorn Taproom
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
Foghorn1		7,023.28
Foghorn2		500.00
Savings		5,000.45
Total Bank Accounts	$	**12,523.73**
Other Current Assets		
Cash on Hand		3,340.55
Total Other Current Assets	$	**3,340.55**
Total Current Assets	$	**15,864.28**
Fixed Assets		
Furniture & Fixtures		23,233.95
Accumulated Depreciation		-14,659.00
Total Furniture & Fixtures	$	**8,574.95**
Intangible Assets		
Accumulated Amortization		-18,516.00
Goodwill		140,000.00
Leasehold Agreement		2,050.00
Liquor License		10,000.00
Total Intangible Assets	$	**133,534.00**
Leasehold Improvements		112,168.00
Accumulated Depreciation		-46,737.00
Total Leasehold Improvements	$	**65,431.00**
Machinery & Equipment		54,761.46
Accumulated Depreciation		-31,628.00
Total Machinery & Equipment	$	**23,133.46**
Total Fixed Assets	$	**230,673.41**
Other Assets		
Security Deposits		12,000.00
Total Other Assets	$	**12,000.00**
TOTAL ASSETS	$	**258,537.69**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Main Credit		-232,446.07
Ender Credit		226,213.30
Total Main Credit	-$	**6,232.77**
Total Credit Cards	-$	**6,232.77**
Total Current Liabilities	-$	**6,232.77**
Long-Term Liabilities		
Family Loan		0.00
SBA Disaster Loan		38,300.00
SBA Loan		114,297.46
SBA PPP Loan		0.00
Total Long-Term Liabilities	$	**152,597.46**
Total Liabilities	$	**146,364.69**
Equity		
Partner Contributions		
Partner Contributions - D. Heft		84,000.00
Partner Contributions - E. Markal		87,000.00
Total Partner Contributions	$	**171,000.00**
Retained Earnings		-76,504.89
Net Income		17,677.89
Total Equity	$	**112,173.00**
TOTAL LIABILITIES AND EQUITY	$	**258,537.69**

Foghorn Taproom
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		17,677.89
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Cash on Hand		11,722.20
Furniture & Fixtures:Accumulated Depreciation		12,691.00
Intangible Assets:Accumulated Amortization		8,759.00
Leasehold Improvements:Accumulated Depreciation		22,434.00
Machinery & Equipment:Accumulated Depreciation		12,089.00
Main Credit		-155,689.23
Main Credit:Ender Credit		140,672.39
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**52,678.36**
Net cash provided by operating activities	**$**	**70,356.25**
INVESTING ACTIVITIES		
Furniture & Fixtures		-11,640.95
Intangible Assets:Goodwill		-45,000.00
Intangible Assets:Liquor License		-5,000.00
Machinery & Equipment		-10,000.00
Net cash provided by investing activities	**-$**	**71,640.95**
FINANCING ACTIVITIES		
Family Loan		-15,000.00
SBA Disaster Loan		38,300.00
SBA Loan		-11,851.26
SBA PPP Loan		-104,405.00
Net cash provided by financing activities	**-$**	**92,956.26**
Net cash increase for period	**-$**	**94,240.96**
Cash at beginning of period		106,764.69
Cash at end of period	**$**	**12,523.73**

Thursday, Nov 16, 2023 12:55:24 PM GMT-8